# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Berry Corp (bry), CIK 0001705873
CUSIP: 08579X101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 16000 N. DALLAS PARKWAY, SUITE 500, DALLAS, Texas (TX), 75248
Date of event which requires filing of this statement: 10/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000923093

## Reporting persons
- Tudor Investment Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,600,000; sole dispositive power 0; shared dispositive power 4,600,000; aggregate amount beneficially owned 4,600,000 (5.9% of the class)
- Paul T. Jones II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,600,000; sole dispositive power 0; shared dispositive power 4,600,000; aggregate amount beneficially owned 4,600,000 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Berry Corp (bry)
Address of issuer's principal executive offices: 16000 N. Dallas Parkway, Suite 500, Dallas, Texas 75248

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

Tudor Investment Corporation, a Delaware corporation ("Tudor"), which serves as investment manager to certain funds (the "Tudor Funds"), with respect to the shares of common stock, par value $0.001 per share ("Common Stock"), of Berry Corporation (bry), a Delaware corporation (the "Company"), directly held by the Tudor Funds; and

Paul T. Jones II ("Mr. Jones"), the Chief Investment Officer and indirect control person of Tudor, with respect to the shares of Common Stock directly held by the Tudor Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 200 Elm Street, Stamford, CT 06901.
Citizenship: Tudor is a corporation organized under the laws of the State of Delaware. Mr. Jones is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 77,601,842 shares of Common Stock outstanding as of September 10, 2025, as reported in Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2025.
Percent of class: 5.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Tudor Funds have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Tudor Investment Corporation: /s/ Bronwyn Eckhardt, Bronwyn Eckhardt, Chief Compliance Officer (10/14/2025)
- Paul T. Jones II: /s/ Paul T. Jones II, Paul T. Jones II, Individually (10/14/2025)